Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2009 and 2008
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended March 31		Six months ended March 31	
	2009	2008	**2009**	2008
	$	$	**$**	$
Revenue	**948,319**	930,770	**1,948,691**	1,826,197
Operating expenses				
Costs of services, selling and administrative	**795,886**	780,479	**1,632,963**	1,531,074
Amortization (Note 8)	**46,673**	41,009	**92,156**	80,770
Interest on long-term debt	**5,258**	7,166	**11,960**	14,493
Other income	**(777)**	(950)	**(1,547)**	(2,585)
Interest and other expenses	**852**	1,106	**3,357**	1,431
Foreign exchange (gain) loss	**(1,271)**	899	**2,513**	479
	846,621	829,709	**1,741,402**	1,625,662
Earnings from continuing operations before income taxes and non-controlling interest	**101,698**	101,061	**207,289**	200,535
Income tax expense	**25,258**	31,767	**50,997**	59,143
Non-controlling interest, net of income taxes	**146**	185	**501**	339
Earnings from continuing operations	**76,294**	69,109	**155,791**	141,053
Earnings (loss) from discontinued operations, net of income taxes	**1,223**	(324)	**1,308**	320
Net earnings	**77,517**	68,785	**157,099**	141,373
Basic earnings per share				
Continuing operations (Note 6c)	**0.25**	0.21	**0.51**	0.44
Discontinued operations	**-**	-	**-**	-
	0.25	0.21	**0.51**	0.44
Diluted earnings per share				
Continuing operations (Note 6c)	**0.25**	0.21	**0.50**	0.43
Discontinued operations	**-**	-	**-**	-
	0.25	0.21	**0.50**	0.43

CGI GROUP INC.
Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31	
	2009	2008	**2009**	2008
	$	$	**$**	$
Net earnings	**77,517**	68,785	**157,099**	141,373
Net unrealized gains on translating financial statements of self-sustaining foreign operations (net of income tax recovery)	**23,416**	61,330	**159,073**	53,665
Net unrealized losses on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income tax expense)	**(2,887)**	-	**(1,415)**	(538)
Net unrealized (losses) gains on cash flow hedges (net of income tax recovery)	**(5,881)**	536	**(7,710)**	340
Other comprehensive income (Note 9)	**14,648**	61,866	**149,948**	53,467
Comprehensive income	**92,165**	130,651	**307,047**	194,840

Consolidated Statements of Retained Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31	
	2009	2008	**2009**	2008
	$	$	**$**	$
Retained earnings, beginning of period	**1,003,303**	816,073	**923,721**	752,847
Net earnings	**77,517**	68,785	**157,099**	141,373
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 6a)	**(1,157)**	(39,075)	**(1,157)**	(48,437)
Retained earnings, end of period	**1,079,663**	845,783	**1,079,663**	845,783

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)(unaudited)

	As at March 31, 2009	As at September 30, 2008
	$	$
Assets		
Current assets		
Cash and cash equivalents (Note 2)	**186,427**	50,134
Accounts receivable	**469,827**	487,563
Work in progress	**255,802**	228,510
Prepaid expenses and other current assets	**85,480**	82,992
Income taxes	**5,099**	4,189
Future income taxes	**26,387**	34,031
Assets held for sale	**-**	1,398
	1,029,022	888,817
Capital assets	**196,327**	178,435
Intangible assets (Note 3)	**543,964**	543,312
Other long-term assets (Note 4)	**65,769**	45,677
Future income taxes	**9,018**	7,747
Goodwill	**1,773,321**	1,689,362
Total assets before funds held for clients	**3,617,421**	3,353,350
Funds held for clients	**324,310**	330,623
	3,941,731	3,683,973
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**312,183**	339,765
Accrued compensation	**136,698**	127,151
Deferred revenue	**173,894**	133,688
Income taxes	**50,507**	79,260
Future income taxes	**33,285**	25,529
Current portion of long-term debt	**14,712**	100,917
Liabilities held for sale	**-**	657
	721,279	806,967
Future income taxes	**187,193**	184,686
Long-term debt	**300,644**	290,174
Non-controlling interest	**6,213**	5,922
Other long-term liabilities	**88,896**	66,259
Total liabilities before clients' funds obligations	**1,304,225**	1,354,008
Clients' funds obligations	**324,310**	330,623
	1,628,535	1,684,631
Shareholders' equity		
Retained earnings	**1,079,663**	923,721
Accumulated other comprehensive loss (Note 9)	**(171,476)**	(321,424)
	908,187	602,297
Capital stock (Note 6a)	**1,325,233**	1,319,672
Contributed surplus	**79,776**	77,373
	2,313,196	1,999,342
	3,941,731	3,683,973

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31	
	2009	2008	**2009**	2008
	$	$	**$**	$
Operating activities				
Earnings from continuing operations	**76,294**	69,109	**155,791**	141,053
Adjustments for:				
Amortization (Note 8)	**52,398**	46,528	**103,383**	92,778
Future income taxes	**91**	(11,560)	**10,146**	(23,361)
Foreign exchange (gain) loss	**(439)**	1,115	**2,695**	969
Stock-based compensation (Note 6b)	**1,639**	1,029	**4,250**	2,902
Non-controlling interest, net of income tax	**146**	185	**501**	339
Net change in non-cash working capital items	**57,170**	(60,477)	**(9,866)**	(47,714)
Cash provided by continuing operating activities	**187,299**	45,929	**266,900**	166,966
Investing activities				
Business acquisitions (net of cash acquired) (Note 7c)	**-**	-	**(190)**	-
Proceeds from sale of assets and businesses (net of cash disposed) (Note 7d)	**3,340**	-	**4,991**	-
Purchase of capital assets	**(16,076)**	(14,450)	**(31,791)**	(29,452)
Additions to intangible assets	**(15,342)**	(17,926)	**(26,950)**	(34,000)
Decrease in other long-term assets	**-**	973	**-**	1,208
Cash used in continuing investing activities	**(28,078)**	(31,403)	**(53,940)**	(62,244)
Financing activities				
Use of credit facilities	**-**	45,062	**144,694**	45,062
Repayment of credit facilities	**(107,097)**	(29,936)	**(157,505)**	(84,568)
Repayment of long-term debt (Note 5)	**(106,785)**	(2,204)	**(109,118)**	(4,225)
Proceeds on settlement of forward contracts (Note 5)	**18,318**	-	**18,318**	-
Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 6a)	**(2,401)**	(64,938)	**(4,218)**	(83,383)
Issuance of shares	**3,457**	5,906	**4,767**	12,301
Cash used in continuing financing activities	**(194,508)**	(46,110)	**(103,062)**	(114,813)
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	**5,699**	7,814	**26,234**	5,328
Net (decrease) increase in cash and cash equivalents from continuing operations	**(29,588)**	(23,770)	**136,132**	(4,763)
Net cash and cash equivalents (used in) provided by discontinued operations	**(19)**	(1,351)	**161**	(2,114)
Cash and cash equivalents, beginning of period	**216,034**	107,123	**50,134**	88,879
Cash and cash equivalents, end of period (Note 2)	**186,427**	82,002	**186,427**	82,002
Interest paid	**8,497**	7,782	**10,385**	11,707
Income taxes paid	**16,151**	28,869	**62,508**	84,223

Non-cash transactions

For the six months ended March 31, 2009 and 2008, significant non-cash transactions consisted of capital assets and intangible assets acquired for a net cost of $9,501,000 and $18,770,000, respectively, which were financed by long-term debt.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1. Summary of significant accounting policies

The interim consolidated financial statements for the three and six months ended March 31, 2009 and 2008 are unaudited and include all adjustments that management of CGI Group Inc. (the "Company") considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided in these interim financial statements do not conform in all respects with the requirements of Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2008. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2008, except for new accounting policies adopted effective October 1, 2008.

Certain comparative figures have been reclassified to conform to the current period's presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2008:

i) Section 3064, "Goodwill and Intangible Assets", replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards ("IFRS"). Section 1000, "Financial Statement Concepts", was also amended to provide consistency with this new standard. As a result of the adoption of the standard, contract costs are now included in intangible assets. The new required disclosures have been included in Note 3, Intangible Assets.

ii) Section 1400, "General Standards of Financial Statement Presentation", includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section did not have an impact on the Company's consolidated financial statements.

In addition, on January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC 173"), to be applied without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual consolidated financial statements. EIC 173 requires the Company to consider the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financials liabilities, including derivative instruments. The Company adopted EIC 173 in the quarter ended March 31, 2009.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1. Summary of significant accounting policies (continued)

Future accounting policies

In January 2009, the CICA issued the following new Handbook sections:

i) Section 1582, "Business Combinations", which replaces Section 1581, "Business Combinations". The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), "Business Combinations". The Section applies prospectively to business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

ii) Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling Interests", which together replace Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), "Consolidated and Separate Financial Statements". The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

2. Cash and cash equivalents

	As at March 31, 2009	As at September 30, 2008
	$	$
Cash	72,712	33,433
Cash equivalents	113,715	16,701
	186,427	50,134

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3. Intangible assets

	As at March 31, 2009			As at September 30, 2008		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Intangible assets						
Contract costs						
Incentives	248,971	176,732	72,239	241,951	164,527	77,424
Transition costs	166,518	74,309	92,209	152,793	63,306	89,487
	415,489	251,041	164,448	394,744	227,833	166,911
Other intangible assets						
Internal-use software	87,754	53,035	34,719	84,764	47,467	37,297
Business solutions	340,742	178,964	161,778	300,024	150,214	149,810
Software licenses	140,562	103,389	37,173	134,162	94,572	39,590
Client relationships and other	381,894	236,048	145,846	348,893	199,189	149,704
	950,952	571,436	379,516	867,843	491,442	376,401
	1,366,441	822,477	543,964	1,262,587	719,275	543,312

The following table presents the aggregate amount of intangible assets subject to amortization that were acquired or internally developed during the period:

	Three months ended March 31		Six months ended March 31	
	2009	2008	2009	2008
	$	$	$	$
Acquired	9,081	2,563	12,011	24,400
Internally developed	9,790	12,890	18,468	22,513
	18,871	15,453	30,479	46,913

There are no intangible assets not subject to amortization.

4. Other long-term assets

	As at March 31, 2009	As at September 30, 2008
	$	$
Deferred financing fees	4,290	4,933
Deferred compensation plan	11,687	11,657
Long-term maintenance agreements	17,319	13,531
Forward contracts (Note 12)	23,687	8,758
Balance of sale receivable and other	8,786	6,798
	65,769	45,677

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5. Long-term debt

The Company has available a five-year unsecured revolving credit facility for an amount of $1,500,000,000 maturing in August 2012. As at March 31, 2009, an amount of $146,072,000 has been drawn upon these facilities. Also an amount of $16,589,000 has been committed against these facilities to cover various letters of credit issued for clients and other parties.

On January 29, 2009, the Company repaid the first tranche in the amount of US$85,000,000 of its US$192,000,000 Senior U.S. unsecured notes and settled the related forward contracts taken to manage the Company's exposure to fluctuations in the foreign exchange rate. As at March 31, 2009, the Senior U.S. unsecured notes is comprised of two tranches maturing in January 2011 and 2014 for a total amount of US$107,000,000.

6. Capital stock, stock options and earnings per share

a) Capital stock

| | Class A subordinate shares | | Class B shares | | | Total |
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance, as at October 1, 2008	274,165,370	1,271,948	34,208,159	47,724	308,373,529	1,319,672
Repurchased and cancelled[1]	(449,800)	(1,244)	-	-	(449,800)	(1,244)
Issued upon exercise of options[2]	641,234	6,805	-	-	641,234	6,805
Conversion of shares[3]	600,000	837	(600,000)	(837)	-	**-**
Balance, as at March 31, 2009	**274,956,804**	**1,278,346**	**33,608,159**	**46,887**	**308,564,963**	**1,325,233**

[1] On January 27, 2009, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid for the purchase of up to 26,970,437 Class A subordinate shares. During the six months ended March 31, 2009, the Company repurchased 267,400 Class A subordinate shares for $2,401,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $1,157,000, was charged to retained earnings. As of September 30, 2008, 182,400 of repurchased Class A subordinate shares with a carrying value of $847,000 and a purchase value of $1,817,000 were held by the Company and had been paid and cancelled during the six months ended March 31, 2009.

[2] The carrying value of Class A subordinate shares includes $1,847,000 ($10,223,000 for the year ended September 30, 2008) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised since inception.

[3] During the three months ended March 31, 2009, a shareholder converted 600,000 Class B shares into 600,000 Class A subordinate shares.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6. Capital stock, stock options and earnings per share (continued)

b) Stock options

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended March 31		Six months ended March 31	
	2009	2008	**2009**	2008
Compensation expense ($)	**1,639**	1,029	**4,250**	2,902
Dividend yield (%)	**0.00**	0.00	**0.00**	0.00
Expected volatility (%)	**26.00**	24.40	**24.41**	23.70
Risk-free interest rate (%)	**2.11**	3.38	**3.06**	4.10
Expected life (years)	**5.00**	5.00	**5.00**	5.00
Weighted average grant date fair values ($)	**2.73**	2.83	**2.59**	3.37

The following table presents information concerning all outstanding stock options granted by the Company:

Outstanding, as at October 1, 2008	**26,757,738**
Granted	**8,422,089**
Exercised	**(641,234)**
Forfeited	**(3,266,038)**
Expired	**(259,855)**
Outstanding, as at March 31, 2009	**31,012,700**

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6. Capital stock, stock options and earnings per share (continued)

c) Earnings per share from continuing operations

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

| | | Three months ended March 31 | | | | |
| | | | **2009** | | | 2008 |
	Earnings from continuing operations	**Weighted average number of shares outstanding [1]**	**Earnings per share from continuing operations**	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations
	$		**$**	$		$
Basic	**76,294**	**308,499,935**	**0.25**	69,109	321,834,677	0.21
Dilutive options [2]		**2,912,058**			5,107,608	
Diluted	**76,294**	**311,411,994**	**0.25**	69,109	326,942,285	0.21

| | | Six months ended March 31 | | | | |
| | | | **2009** | | | 2008 |
	Earnings from continuing operations	**Weighted average number of shares outstanding [1]**	**Earnings per share from continuing operations**	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations
	$		**$**	$		$
Basic	**155,791**	**308,385,803**	**0.51**	141,053	322,886,447	0.44
Dilutive options [2]		**2,743,791**			5,482,279	
Diluted	**155,791**	**311,129,594**	**0.50**	141,053	328,368,726	0.43

[1] The 267,400 Class A subordinate shares repurchased during the six months ended March 31, 2009 (7,731,672 during the six months ended March 31, 2008), were excluded from the calculation of earnings per share as of the date of repurchase.

[2] The calculation of the dilutive effects excludes all anti-dilutive options that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods presented in the table. The number of excluded options was 6,576,942 and 6,595,942 for the three and six months ended March 31, 2009, respectively and 9,268,323 for both the three and six months ended March 31, 2008.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.   Investments in subsidiaries and joint ventures

a) Modifications to purchase price allocation
During the six months ended March 31, 2009, a future income tax asset acquired in a business combination that was not recognized as an identifiable asset at the date of acquisition was subsequently recognized, resulting in a corresponding decrease in goodwill of $4,127,000.

b) Balance of integration charges
During the six months ended March 31, 2009, an adjustment was made to the initial provision for integration charges relating to American Management Systems, Incorporated. As a result, integration charges decreased by $473,000 and future income tax liabilities increased by $179,000, whereas goodwill decreased by $294,000.

c) Acquisitions
During the six months ended March 31, 2009, the Company purchased additional shares of Conseillers en informatique d'affaires for cash consideration of $190,000. As a result of the purchase of additional shares, non-controlling interest decreased by $107,000 and goodwill increased by $83,000.

d) Disposal
On February 20, 2009, the Company disposed of its actuarial services business for purchase consideration of $3,780,000 less an estimated working capital adjustment. The Company received $3,565,000 on February 27, 2009. The business was previously included in the Canada segment. The net assets disposed of included goodwill of $1,499,000. The transaction resulted in a gain of $1,494,000.

8.   Amortization

	Three months ended March 31		Six months ended March 31	
	2009	2008	**2009**	2008
	$	$	**$**	$
Amortization of capital assets	**16,568**	10,178	**30,385**	19,618
Amortization of intangible assets				
Contract costs related to transition costs	**5,239**	4,753	**10,151**	9,663
Other intangible assets	**24,866**	26,078	**51,620**	51,489
	46,673	41,009	**92,156**	80,770
Amortization of contract costs related to incentives (presented as reduction of revenue)	**5,403**	5,239	**10,584**	11,384
Amortization of other long-term assets (presented in interest on long-term debt)	**322**	280	**643**	624
	52,398	46,528	**103,383**	92,778

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2009 and 2008

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.   Accumulated other comprehensive loss

	Balance, as at October 1, 2008	Net changes incurred during the six months	Balance, as at March 31, 2009
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of income tax recovery of $10,428)	(365,672)	159,073	(206,599)
Net unrealized gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income tax expense of $8,748)	45,261	(1,415)	43,846
Net unrealized losses on cash flow hedges (net of income tax recovery of $3,806)	(1,013)	(7,710)	(8,723)
	(321,424)	149,948	(171,476)

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2009 and 2008

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10. Segmented information

The Company is managed through three operating segments in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific. The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended March 31, 2009	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	538,249	357,111	80,951	-	976,311
Intersegment sales and transfers	(8,795)	(13,472)	(5,725)	-	(27,992)
	529,454	343,639	75,226	-	948,319
Earnings (loss) before interest on long-term debt, other income, interest and other expenses, non-controlling interest, net of income taxes, earnings from discontinued operations, net of income taxes and income tax expense[1]	67,359	43,402	6,144	(9,874)	107,031
Total assets	2,241,352	1,202,079	220,948	277,352	3,941,731

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $29,051,000, $17,616,000, $1,467,000 and $3,942,000, respectively.

As at and for the three months ended March 31, 2008	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	599,924	278,647	74,813	-	953,384
Intersegment sales and transfers	(6,235)	(13,880)	(2,499)	-	(22,614)
	593,689	264,767	72,314	-	930,770
Earnings (loss) before interest on long-term debt, other income, interest and other expenses, non-controlling interest, net of income taxes, loss from discontinued operations, net of income taxes and income tax expense[1]	86,915	28,745	7,397	(14,674)	108,383
Total assets	1,761,303	1,385,870	229,104	184,350	3,560,627

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $27,367,000, $13,982,000, $1,228,000 and $3,671,000, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10. Segmented information (continued)

As at and for the six months ended March 31, 2009	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	1,129,018	711,951	160,218	-	2,001,187
Intersegment sales and transfers	(15,308)	(26,615)	(10,573)	-	(52,496)
	1,113,710	685,336	149,645	-	1,948,691
Earnings (loss) before interest on long-term debt, other income, interest and other expenses, foreign exchange loss, non-controlling interest, net of income taxes, earnings from discontinued operations, net of income taxes and income tax expense[1]	144,198	92,189	10,442	(25,770)	221,059
Total assets	2,241,352	1,202,079	220,948	277,352	3,941,731

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $58,269,000, $33,795,000, $2,901,000 and $7,775,000, respectively.

As at and for the six months ended March 31, 2008	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	1,188,326	540,157	142,604	-	1,871,087
Intersegment sales and transfers	(10,961)	(28,397)	(5,532)	-	(44,890)
	1,177,365	511,760	137,072	-	1,826,197
Earnings (loss) before interest on long-term debt, other income, interest and other expenses, non-controlling interest, net of income taxes, earnings from discontinued operations, net of income taxes and income tax expense[1]	176,250	52,962	11,812	(27,150)	213,874
Total assets	1,761,303	1,385,870	229,104	184,350	3,560,627

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $55,253,000, $27,259,000, $2,422,000 and $7,220,000, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were made to third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11. Contingencies and Guarantees

a) Contingencies

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company's financial position, results of operations or the ability to carry on any of its business activities. As at March 31, 2009, the Company is involved in claims of approximately $155,000,000 and counterclaims exceeding $140,000,000.

b) Guarantees

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $44,723,000 as at March 31, 2009, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at March 31, 2009, the Company provided for a total of $148,593,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12. Financial instruments

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. During the three months ended March 31, 2009, the Company entered into new financial instruments.

Effective January 15, 2009 and March 18, 2009, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue for a period of 36 months and 23 months, respectively.

Additionally, effective March 18, 2009, the Company entered into fixed-floating currency swap derivatives to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue for a period of 60 months.

The hedges were documented as cash flow hedges and no component of the derivative instruments' fair value is excluded from the assessment and measurement of hedge effectiveness.

The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the three and six months ended March 31, 2009, there was no ineffectiveness recorded in the consolidated statement of earnings.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2009 and 2008

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12. Financial instruments and hedging (continued)

The following table summarizes the outstanding hedges:

	Recorded in	**As at March 31, 2009**	As at September 30, 2008
		$	$
Hedges on net investments in self-sustaining foreign subsidiaries			
US$100.0 million debt designated as the hedging instrument on the Company's net investment in U.S. subsidiaries	Long-term debt	**126,020**	-
€12.0 million debt designated as the hedging instrument on the Company's net investment in European subsidiaries	Long-term debt	**20,052**	-
Cash flow hedges on future revenue			
US$221.8 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar	Other current assets	**34**	-
	Other long-term assets	**39**	-
	Accrued liabilities	**1,435**	-
	Other long-term liabilities	**7,885**	-
US$80.5 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee	Other current assets	**175**	-
	Other long-term assets	**136**	-
	Accrued liabilities	**1,368**	-
	Other long-term liabilities	**2,218**	-
Cash flow hedges on Senior U.S. unsecured notes			
US$107.0 million foreign currency forward contracts (US$192.0 million as at September 30, 2008)	Other long-term assets	**23,512**	8,758

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2008.

	Three months ended March 31		Six months ended March 31	
	2009	2008	**2009**	2008
Reconciliation of net earnings:	**$**	$	**$**	$
Net earnings - Canadian GAAP	**77,517**	68,785	**157,099**	141,373
Adjustments for:				
Stock-based compensation	**(588)**	(2,271)	**(2,003)**	(2,271)
Warrants	**351**	351	**702**	702
Other[(1)]	**228**	201	**758**	403
Net earnings – U.S. GAAP	**77,508**	67,066	**156,556**	140,207
Basic earnings per share – U.S. GAAP	**0.25**	0.21	**0.51**	0.43
Diluted earnings per share – U.S. GAAP	**0.25**	0.21	**0.50**	0.43
Net earnings – U.S. GAAP	**77,508**	67,066	**156,556**	140,207
Other comprehensive income	**14,648**	61,866	**149,948**	53,467
Comprehensive income – U.S. GAAP	**92,156**	128,932	**306,504**	193,674

	As at March 31, 2009	As at September 30, 2008
	$	$
Reconciliation of shareholders' equity:		
Shareholders' equity - Canadian GAAP	**2,313,196**	1,999,342
Adjustments for:		
Stock-based compensation	**58,411**	58,411
Warrants	**(8,690)**	(9,392)
Reversal of income tax provision	**(7,452)**	(7,452)
Unearned compensation	**(3,694)**	(3,694)
Integration costs	**(6,606)**	(6,606)
Goodwill	**28,078**	28,078
Income taxes and adjustment for change in accounting policy	**9,715**	9,715
Other[(1)]	**(5,442)**	(6,200)
Shareholders' equity – U.S. GAAP	**2,377,516**	2,062,202

[(1)] *Capitalization of intangible assets*
Effective October 1, 2008, the Company adopted Section 3064, "Goodwill and Intangible Assets" (Note 1). As a result of the standard, there is new guidance relating to eligible capitalizable costs in the development of intangibles. Under U.S. GAAP, there were no changes to capitalization standards. This adjustment is included in "other" and represents the additional costs that were expensed under Canadian GAAP that could be capitalized under U.S. GAAP, net of amortization and income taxes. For the six months ended March 31, 2009, the adjustment is $348,000.

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

Recent accounting changes

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company adopted SFAS 157 effective October 1, 2008 without significant effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115" ("SFAS 159"), effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS 159 effective October 1, 2008 without significant effect on the Company's consolidated financial statements.